SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15-(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from             to

Commission file number 333-37959

A. Full title of the plan:

RCN SAVINGS & STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RCN CORPORATION

105 Carnegie Center

Princeton, New Jersey 08540

RCN Corporation

RCN Savings & Stock Ownership Plan

December 31, 2003 and 2002

RCN Savings & Stock

Ownership Plan

Financial Statements

December 31, 2003 and 2002 and

Supplemental Schedules

December 31, 2003

RCN Savings & Stock Ownership Plan

Contents

December 31, 2003 and 2002

*	Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan periods ended December 31, 2003, which items are incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

RCN Savings & Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RCN Savings & Stock Ownership Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, NJ

May 21, 2004

RCN Savings & Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Cash	$81,834	$102,753
Investments (see Note 3)	36,587,342	26,402,857
Receivables
Employer contributions	—	5,959
Dividends	31,411	29,413

Net assets available for benefits	$36,700,587	$26,540,982

The accompanying notes are an integral part of the financial statements.

RCN Savings & Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions
Investment income
Net appreciation (depreciation) in fair value of investments	$7,333,812	$(12,923,712)
Interest and dividends	552,286	646,045
Contributions
Employer	2,528,417	3,895,663
Participants	6,280,324	7,925,661

Total additions	16,694,839	(456,343)

Deductions
Benefits paid to participants	6,517,964	4,725,630
Administrative expenses	17,270	16,580

Total deductions	6,535,234	4,742,210

Net increase (decrease)	10,159,605	(5,198,553)

Net assets available for benefits
Beginning of year	26,540,982	31,739,535

End of year	$36,700,587	$26,540,982

The accompanying notes are an integral part of the financial statements.

RCN Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of Plan

The following brief description of the RCN Savings and Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established on October 1, 1997, is a defined contribution plan covering substantially all employees of RCN Corporation and its subsidiaries (the “Company”) who have attained the age of eighteen and have one month of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In June 2003, the Plan’s definition of compensation was amended to allow commissions to be included in the calculation of compensation above the $66,000 limit. Prior to the amendment, the Plan provided that compensation shall include commissions to the extent that when added to the base rate of earnings, the resulting compensation does not exceed $66,000.

Contributions

Participants in the Plan may contribute between 1 percent and 50 percent of their annual compensation as permitted by the Plan amendment effective January 1, 2002. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-four mutual funds, one common collective trust, three Global Manager predetermined portfolios and a RCN Common Stock fund as investment options for participants. The Company contributes on behalf of each participant an amount not to exceed 100 percent of the first 3.5 percent of the participant’s 401(k) deferral contribution. All Company contributions are used to purchase RCN Common Stock. Contributions are subject to certain limitations.

Participants may change salary deferral elections at each bi-weekly pay period. Participants may change investment elections on a daily basis for all participant contributions, subject to limitations on RCN Common Stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

RCN Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and 2002

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on years of continuous service, as indicated in the following table:

Years of Service	Percentage Vested
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Payment of Benefits

On termination of service, benefits are payable in lump sum at the election of the participant. However, the Plan administrator may require a lump-sum distribution of a terminated participant’s account if the vested account balance, excluding amounts attributable from rollover distributions, is $5,000 or less.

A participant may elect to have the lump-sum distribution paid in cash or any funds invested in RCN Corporation common stock may be distributed “in-kind”. If a participant elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Additionally, the Plan permits participants to withdraw a portion or all their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

Participant Loans

Participants may borrow from their fund accounts the lesser of 50 percent of their vested account balance or $50,000 subject to a minimum of $1,000. Loan terms range from one to five years unless the loan is for the purpose of a primary residence, for which the term is up to 30 years. The loans are secured by the balances in the participant’s account and bear interest at the prime rate plus one basis point. Principal and interest is paid ratably through bi-weekly payroll deductions.

Forfeited Accounts

At December 31, 2003 and 2002, forfeited non-vested accounts totaled $411,362 and $849,760, respectively. These accounts will be used to reduce future employer contributions or pay Plan administrative expenses. During 2003, approximately $494,000 and $26,000, from forfeited nonvested accounts were used to reduce employer contributions and pay Plan administrative expenses, respectively. In addition, approximately $360,000 from forfeited nonvested accounts were used during 2003 to pay for certain benefits to Plan participants as a result of the Standardized Voluntary Compliance Resolution (“SVP”) correction program filing made by the Plan sponsor in 2002 (See Note 7). During 2002, approximately $100, from forfeited nonvested accounts were used to reduce employer contributions.

RCN Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and 2002

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represents the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments in Common Collective Trust

The Merrill Lynch Retirement Preservation Trust Fund (the “Trust Fund”) invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

The Trust Fund’s investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan trustee’s valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 2003 and 2002 is $4,989,159 and $4,201,115 respectively.

The average yield and crediting interest rates were approximately 5.3 and 5.5 percent, respectively, for the years ended December 31, 2003 and 2002.

Expenses of the Plan

Trustee fees of the Plan are paid by the Company. Commission fees on the purchase and sale of the Company match RCN Common Stock are allocated to the participants, then allocated to each investment fund.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RCN Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and 2002

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3. Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	2003	2002
Investments at fair value
Massachusetts Investors Growth Stock Fund 159,549 and 156,485 shares, respectively	$1,806,091	$1,444,358
Merrill Lynch S&P 500 Index Fund, 182,923 and 142,098 shares, respectively	2,495,076	1,528,980
Merrill Lynch Fundamental Growth Fund, 160,374 and 154,554 shares, respectively	2,655,791	1,995,292
Merrill Lynch Retirement Preservation Trust, 4,989,159 and 4,201,115 shares, respectively	4,989,159	4,201,115
Merrill Lynch Balanced Capital Fund, 92,622 and 97,197 shares, respectively	2,447,078	2,163,615
Merrill Lynch Basic Value Fund, 143,987 and 138,453 shares, respectively	4,400,254	3,234,269
Merrill Lynch Bond Intermediate Term, 133,163 and 128,853 shares, respectively	1,589,968	1,524,336
Van Kampen Emerging Growth Fund, 54,017 and 49,201 shares, respectively	1,951,650	1,390,426
RCN Common Stock*, 5,867,12 and 6,177,438 shares, respectively	3,989,677	3,274,042

During 2003 and 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value by $7,333,812 and $(12,923,712), respectively, as follows:

	2003	2002
Common Collective Trust	$193,759	$1,893
Mutual Funds	5,016,044	(4,573,540)
Common Stock*	2,124,009	(8,352,065)

	$7,333,812	$(12,923,712)

*	Participant and Nonparticipant directed

RCN Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and 2002

4. Nonparticipant Directed Investments

Information about the net assets at December 31, 2003 and 2002 and significant components of the changes in net assets relating to the nonparticipant directed investments during the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Net assets
RCN Common Stock	$3,044,033	$2,342,832

	2003	2002
Changes in net assets
Contributions	$3,052,140	$4,195,979
Net appreciation (depreciation) in fair value of investments	(1,095,421)	(5,644,558)
Benefits paid to participant	(1,249,207)	(180,106)
Administrative fees	(6,311)	(3,591)

	$701,201	$(1,632,276)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $17,270 and $16,580 for the years ended December 31, 2003 and 2002, respectively.

As described in Note 1, participants may choose to purchase common stock of RCN Corporation, the Plan Sponsor. During 2003 and 2002, purchases of $3,437,082 and $4,453,457 were made, and proceeds of $3,996,325 and $667,092, respectively, were received from sales of the RCN Corporation’s common stock.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).

RCN Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and 2002

In 2002, the Company identified certain operational omission with respect to the Plan and had submitted an application under the Standardized Voluntary Compliance Resolution (“SVP”) program to the IRS. The IRS issued a compliance statement and corrections were made as approved. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Subsequent Events

Effective January 16, 2004, Company match contributions will no longer be applied to the RCN Common Stock as the match source investment, instead, all such contributions will be applied to the participants’ elected investment elections.

In May 2004, the Company filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court to facilitate a financial restructuring of the Company with its creditors. The filing has no effect on the continuation of the Plan and the Company has not expressed any intent to terminate the Plan (see Note 5).

Effective June 1, 2004, the plan assets of the 21st Century Telecom Services, Inc. 401(k) Plan and the EnterAct 401(k) Plan, respectively, will be transferred and merged with the Plan.

SUPPLEMENTAL SCHEDULES

RCN Savings & Stock Ownership Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of Issue	Investment Type	Current Value
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	$4,989,159
*	Merrill Lynch S&P Index 500 Fund	Registered Investment Company	2,495,076
*	Merrill Lynch Fundamental Growth Fund	Registered Investment Company	2,655,791
*	Merrill Lynch Balanced Capital Fund	Registered Investment Company	2,447,078
*	Merrill Lynch Basic Value Fund	Registered Investment Company	4,400,254
*	Merrill Lynch Bond Intermediate Term Fund	Registered Investment Company	1,589,968
*	Merrill Lynch Global Allocation Fund	Registered Investment Company	259,407
*	Merrill Lynch Small Cap Value Fund	Registered Investment Company	435,745
	American Growth Fund of America	Registered Investment Company	445,833
	Ivy International Fund	Registered Investment Company	873,837
	Dreyfus Premium Worldwide Growth Fund	Registered Investment Company	1,197,471
	Van Kampen American Value Fund	Registered Investment Company	1,047,652
	Van Kampen Emerging Growth Fund	Registered Investment Company	1,951,650
	Van Kampen Growth and Income Fund	Registered Investment Company	495,860
	PIMCO High Yield Fund	Registered Investment Company	579,224
	PIMCO Total Return Fund	Registered Investment Company	703,093
	Massachusetts Investors Growth Stock Fund	Registered Investment Company	1,806,091
	Alliance Berstein Small Cap Growth Fund	Registered Investment Company	773,840
	Federated Capital Appreciation	Registered Investment Company	96,902
	AIM Small Cap Growth Fund	Registered Investment Company	419,587
	State Street Aurora Fund	Registered Investment Company	451,342
	Lord Abbett Affiliated Fund	Registered Investment Company	49,558
	Oppenheimer Global Fund	Registered Investment Company	280,698
	Oppenheimer Capital Appreciation	Registered Investment Company	83,853
	Calvert Income Fund	Registered Investment Company	581,951
*	RCN Common Stock	Common Stock (1)	3,989,677
*	Participants’ Notes	Participants’ loans with interest rates from 4.00% to 9.50%, with maturity dates from 2004 to 2033	1,486,745

			$36,587,342

*	Party-in-interest
(1)	The cost of the RCN Common Stock is $17,350,844

RCN Savings & Stock Ownership Plan

Schedule H Item 4(j) - Reportable Transactions

December 31, 2003

Identity of Party	Description of Assets	Number of Transactions	Purchase Price	Selling Price	Cost	Current Value	Net Gain (Loss)
RCN Corporation*	Shares of RCN Common Stock	772	$3,437,082	$—	$3,437,082	$3,437,082	$—
	Shares of RCN Common Stock	2,238	—	3,996,325	5,892,443	3,996,325	(1,896,118)

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of The Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RCN SAVINGS & STOCK

OWNERSHIP PLAN

DATE: June 25, 2004	By:	/s/ Deborah M. Royster
Deborah M. Royster
General Counsel & Corp. Secretary
Plan Administrator